AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Roger Patawaran at the hourly rate of $100 to advise and consult Betting, Inc. to develop Perfect Wagering Software.
That in lieu of the cash, as the consultant fee, Roger Patawaran will be paid with 300,000 shares of Betting, Inc. free trading stock. BETTING, INC.

By:  /s/  Thomas S. Hughes   		Date: March 18, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Roger Patawaran       		Date: March 18, 1999
Roger Patawaran